EXHIBIT 99.2
ARIZONA PUBLIC SERVICE COMPANY
NON-GAAP FINANCIAL MEASURE RECONCILIATION — OPERATING INCOME
(GAAP MEASURE) TO GROSS MARGIN (NON-GAAP FINANCIAL MEASURE)
(in thousands)

	THREE MONTHS ENDED
	MARCH 31,		Increase (Decrease)
	2007	2006	Pretax	After Tax
Reconciliation of Gross Margin
Operating income (closest GAAP measure)	$40,589	$25,044	$15,545	$9,445
Plus:
Operations and maintenance	165,934	173,353	(7,419)	(4,508)
Depreciation and amortization	87,876	86,311	1,565	951
Income taxes	3,143	(3,029)	6,172	3,750
Other taxes	34,522	35,548	(1,026)	(623)

Gross Margin	$332,064	$317,227	$14,837	$9,015